Exhibit (a)(1)(B)

FUNDAMENTAL CHANGE COMPANY NOTICE AND OFFER TO PURCHASE

TO HOLDERS OF THE

4.00% CONVERTIBLE SENIOR SUBORDINATED NOTES DUE 2041 (CUSIP NO. 02744MAB4)

ISSUED BY

AMERICAN MEDICAL SYSTEMS HOLDINGS, INC.

Reference is made to the Indenture, dated as of September 21, 2009 (the “Indenture”), among American Medical Systems Holdings, Inc., a Delaware corporation (the “Company,” “we,” “us,” “our,” or “AMS”), the Subsidiary Guarantors (as defined in the Indenture) and U.S. Bank National Association, as trustee (the “Trustee”), governing the 4.00% Convertible Senior Subordinated Notes due 2041 (the “Notes”).

NOTICE IS HEREBY GIVEN pursuant to the terms and conditions of the Indenture, that a Fundamental Change and a Make-Whole Fundamental Change, each as defined in the Indenture, occurred on June 17, 2011, which was the date of effectiveness of the merger (the “Merger”) of NIKA Merger Sub, Inc. (“Merger Sub”), a Delaware corporation and a wholly owned indirect subsidiary of Endo Pharmaceuticals Holdings Inc. (“Endo”), a Delaware corporation, with and into the Company pursuant to the Agreement and Plan of Merger, dated as of April 10, 2011 (the “Merger Agreement”), by and among the Company, Endo, and Merger Sub, as a result of which the Company survived as a wholly owned indirect subsidiary of Endo. All capitalized terms used but not specifically defined herein shall have the meanings given to such terms in the Indenture.

Pursuant to Section 9.01 of the Indenture, each holder of the Notes (each, a “Holder” or “you”) has the right, at such Holder’s option (the “Repurchase Option”), to require the Company to purchase all of such Holder’s Notes, or any portion thereof that is a multiple of $1,000 principal amount, in accordance with the terms, procedures, and conditions outlined in the Indenture and the Notes, on August 2, 2011 (the “Fundamental Change Repurchase Date”) at a purchase price (the “Fundamental Change Repurchase Price”) in cash equal to $1,000 per $1,000 principal amount of the Notes, with respect to any and all Notes which have been validly tendered for purchase and not withdrawn, plus any accrued and unpaid interest to, but excluding, the Fundamental Change Repurchase Date.

The Fundamental Change Repurchase Date is not an Interest Payment Date under the terms of the Indenture. Accordingly, interest accrued and unpaid to, but excluding, the Fundamental Change Repurchase Date will be paid to the Holders tendering their Notes for purchase on the Fundamental Change Repurchase Date. We expect that there will be accrued and unpaid interest due as part of the Fundamental Change Repurchase Price equal to $15.22 per $1,000 principal amount of the Notes tendered for purchase.

The Trustee has informed us that, as of the date of this Fundamental Change Company Notice and Offer to Purchase (the “Fundamental Change Company Notice”), all custodians and beneficial holders of the Notes hold the Notes through accounts with The Depository Trust Company (“DTC”) and that there are no certificated Notes in non-global form. Accordingly, all Notes tendered for purchase hereunder must be delivered through the transmittal procedures of DTC’s Automated Tender Offer Program (“ATOP”), subject to the terms and conditions of that system.

To exercise your Repurchase Option to have the Company purchase your Notes and to receive payment of the Fundamental Change Repurchase Price, you must validly deliver your Notes through DTC’s transmittal procedures prior to 5:00 p.m., New York City time, on Monday, August 1, 2011 (the “Expiration Date”). Notes tendered for purchase may be withdrawn (which withdrawal must be in a principal amount of $1,000 or an integral multiple in excess thereof) by the Holders of such Notes at any time prior to 5:00 p.m., New York City time, on the Expiration Date. The right of Holders to tender Notes for purchase pursuant to the Repurchase Option expires at 5:00 p.m., New York City time, on the Expiration Date.

Pursuant to Article 11 of the Indenture, if a Holder surrenders Notes for conversion in accordance with the terms, procedures, and conditions outlined in the Indenture and the Notes during the period that begins on (and includes) June 17, 2011 (the “Make-Whole Effective Date,” which was the effective date of the Merger as specified in the Notice of Fundamental Change and Make-Whole Effective Date delivered to the Holders on June 17, 2011) and ends at 5:00 p.m., New York City time, on the Business Day immediately prior to the Fundamental Change Repurchase Date (the “Make-Whole Fundamental Change Conversion Period”), then, based on the Make-Whole Effective Date and the Stock Price, the Conversion Rate of the Notes being converted will be increased by 4.9341 shares of AMS common stock, par value $0.01 (the “Common Stock”) per $1,000 principal amount of Notes to yield a Conversion Rate of 56.4659 shares of Common Stock per $1,000 principal amount of Notes. The Stock Price with respect to the Make-Whole Fundamental Change determined pursuant to Section 11.06(e) of the Indenture is $30.00 (the “Stock Price”), which was the cash amount paid per share of Common Stock in connection with the Make-Whole Fundamental Change.

The Paying Agent and the Conversion Agent is U.S. Bank National Association. The address of the Paying Agent and the Conversion Agent is:

U.S. Bank National Association

60 Livingston Avenue

St. Paul, MN 55107

Attention: Lori Buckles, Corporate Trust Services

(American Medical Systems Holdings, 4.00% Convertible Senior Subordinated Notes due 2041)

Phone (651) 495-3520

Fax (651) 495-8158

Additional copies of this Fundamental Change Company Notice may be obtained from the Paying Agent at its address set forth above.

The date of this Fundamental Change Company Notice is July 1, 2011.

No person has been authorized to give any information or to make any representations other than the information and representations contained in this Fundamental Change Company Notice and, if given or made, such information or representations must not be relied upon as having been authorized. This Fundamental Change Company Notice does not constitute an offer to buy, or the solicitation of an offer to sell, securities in any circumstances or jurisdiction in which such offer or solicitation is unlawful. The delivery of this Fundamental Change Company Notice shall not, under any circumstances, create any implication that the information contained herein is current as of any time subsequent to the date of such information. Neither we nor our board of directors (the “Board of Directors”) or our employees are making any representation or recommendation to any Holder as to whether to exercise or refrain from exercising the Repurchase Option. You should consult your own financial and tax advisors and must make your own decision as to whether to exercise the Repurchase Option and, if so, the amount of Notes for which to exercise the Repurchase Option.

We and our affiliates, including our executive officers and directors, are prohibited by Rule 13e-4(f)(6) and Rule 14e-5 under the Securities Exchange Act of 1934 (the “Exchange Act”), from purchasing any of the Notes outside of the Repurchase Option for ten business days after the expiration of the Repurchase Option. Following that time, if any Notes remain outstanding, we expressly reserve the absolute right, in our sole discretion from time to time in the future to purchase any of the Notes, whether or not any Notes are purchased by us pursuant to the Repurchase Option, through open market purchases, privately negotiated transactions, tender offers or otherwise, upon such terms and at such prices as we may determine, which may be more or less than the price to be paid pursuant to the Repurchase Option and could be for cash or other consideration. We cannot assure you as to which, if any, of these alternatives, or a combination thereof, we will pursue.

This Fundamental Change Company Notice, including, without limitation, the information, calculations and representations contained herein, has been prepared exclusively by and is the sole responsibility of the Company, and none of the Trustee, Paying Agent or Conversion Agent shall have any liability for or in connection with this Fundamental Change Company Notice.

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SUMMARY TERM SHEET

The following are answers to some of the questions that you may have about the Repurchase Option. To understand the Repurchase Option fully and for a more detailed description of the terms of the Repurchase Option, we urge you to read carefully the remainder of this Fundamental Change Company Notice because the information in this summary is not complete and the remainder of this Fundamental Change Company Notice contains additional important information. We have included page references to direct you to a more detailed description of the topics in this summary.

Who is obligated to purchase your Notes?

AMS is obligated, at your option, to purchase the Notes. (See Page 7)

Why is AMS obligated to purchase your Notes?

Your right to tender your Notes for purchase and our obligation to purchase the Notes pursuant to the Repurchase Option are terms of the Notes under the Indenture and your right is currently exercisable as a result of the Merger. We are required to purchase the Notes of any Holder exercising the Repurchase Option pursuant to the terms of the Notes and the Indenture. (See Page 7)

What securities is AMS obligated to purchase?

We are obligated to purchase all of the Notes which are validly tendered at the option of the Holders thereof, and not withdrawn. As of June 30, 2011, there was $56,018,000 in aggregate principal amount of Notes outstanding. (See Page 7)

How much will AMS pay and what is the form of payment?

Pursuant to the terms of the Indenture and the Notes, we will pay, in cash, the Fundamental Change Repurchase Price, which is equal to $1,000 per $1,000 principal amount of the Notes, plus any accrued and unpaid interest to, but excluding, August 2, 2011, the Fundamental Change Repurchase Date, with respect to any and all Notes which have been validly tendered for purchase and not validly withdrawn. The Fundamental Change Repurchase Price is based solely on the requirements of the Indenture and the Notes and bears no relationship to the market price of the Notes or Common Stock; the Notes are no longer convertible into shares of our Common Stock. The Fundamental Change Repurchase Date is not an Interest Payment Date under the terms of the Indenture. Accordingly, interest accrued and unpaid to, but excluding, the Fundamental Change Repurchase Date will be paid to the Holders tendering their Notes for purchase on the Fundamental Change Repurchase Date. We expect accrued and unpaid interest due as part of the Fundamental Change Repurchase Price will equal $15.22 per $1,000 principal amount of the Notes tendered for purchase.

How can you determine the market value of the Notes?

There currently is a limited or no established trading market for the Notes. To the extent that the Notes are traded, prices of the Notes may fluctuate widely depending on such factors as trading volume, the balance between buy and sell orders, prevailing interest rates, our operating results, and the market for similar securities. You are urged to obtain current market information for the Notes, to the extent available, before making any decision with respect to the Repurchase Option.

In connection with the Merger, the Notes are no longer convertible into shares of our Common Stock, and instead are convertible during the Make-Whole Fundamental Change Conversion Period into cash in an amount of $1,693.98, which is the product of the Stock Price and the Conversion Rate of 56.4659 shares of Common Stock, for each $1,000 principal amount of Notes converted, subject to the terms, conditions, and adjustments specified in the Indenture and the Notes.

Is AMS making any recommendation about the Repurchase Option?

Neither we nor our Board of Directors or our employees are making any recommendation as to whether you should exercise or refrain from exercising the Repurchase Option. You must make your own decision whether to exercise the Repurchase Option and, if so, the amount of Notes for which to exercise the Repurchase Option. (See Page 8)

When does the Repurchase Option expire?

The Repurchase Option expires at 5:00 p.m., New York City time, on August 1, 2011, the Expiration Date. We will not extend the period that Holders have to exercise the Repurchase Option unless required by applicable law. (See Page 7)

What are the conditions to AMS’ purchase of the Notes?

Provided that our purchase of validly tendered Notes is not unlawful and that no event of default under the Indenture has occurred and is continuing (other than an event of default that is cured by the payment of the Fundamental Change Repurchase Price), the purchase will not be subject to any conditions other than satisfaction of the procedural requirements described in this Fundamental Change Company Notice. Delivery of the Notes by book-entry transfer electronically through ATOP is a condition to the payment of the Fundamental Change Repurchase Price to the Holder of such Notes. (See Pages 7 & 10)

How do you tender your Notes?

To tender your Notes for purchase pursuant to the Repurchase Option, you must tender the Notes through the transmittal procedures of the DTC on or before 5:00 p.m., New York City time, on the Expiration Date.

If your Notes are held by a broker, dealer, commercial bank, trust company or other nominee, you must contact that nominee if you decide to tender your Notes and instruct that nominee to timely tender the Notes on your behalf through the transmittal procedures of DTC on or before 5:00 p.m., New York City time, on the Expiration Date.

If you are a DTC participant, you should tender your Notes electronically through ATOP, subject to the terms and procedures of that system on or before 5:00 p.m., New York City time, on the Expiration Date.

You bear the risk of untimely tender of your Notes. You must allow sufficient time for completion of the necessary DTC procedures before 5:00 p.m., New York City time, on the Expiration Date.

By tendering your Notes through the transmittal procedures of DTC, you agree to be bound by the terms of the Repurchase Option set forth in this Fundamental Change Company Notice. (See Pages 10-12)

If you tender your Notes for purchase, when will you receive payment for your Notes?

Promptly upon expiration of the Repurchase Option, we will accept for payment all Notes validly tendered for purchase and not validly withdrawn by 5:00 p.m., New York City time, on the Expiration Date. We will deposit with the Paying Agent, prior to 10:00 a.m., New York City time, on August 2, 2011, the Fundamental Change Repurchase Date, the appropriate amount of cash required to pay the Fundamental Change Repurchase Price for the tendered Notes, and the Paying Agent will promptly distribute that cash to DTC, the sole record Holder. DTC will thereafter distribute the cash to its participants in accordance with its procedures. (See Pages 12-13)

Can you withdraw previously tendered Notes?

Yes. To withdraw Notes previously tendered for purchase (which withdrawal must be in a principal amount of $1,000 or an integral multiple in excess thereof), you (or your broker, dealer, commercial bank, trust company or other nominee) must comply with the withdrawal procedures of DTC in sufficient time to allow DTC to withdraw your Notes prior to 5:00 p.m., New York City time, on the Expiration Date.

You bear the risk of untimely withdrawal of previously tendered Notes. You must allow sufficient time for completion of the DTC procedures prior to 5:00 p.m., New York City time, on the Expiration Date. (See Page 12)

Do you need to do anything if you do not wish to exercise the Repurchase Option?

No. If you do not tender your Notes before the expiration of the Repurchase Option, we will not purchase your Notes and your Notes will remain outstanding subject to their existing terms. (See Page 8)

If you choose to tender any of your Notes for purchase, do you have to tender all of your Notes?

No. You may tender all of your Notes, a portion of your Notes, or none of your Notes. If you wish to tender a portion of your Notes, however, you must tender Notes in a principal amount of $1,000 or an integral multiple thereof. (See Page 7)

If you do not tender your Notes for purchase, will you continue to be able to exercise your conversion rights?

Yes. If you do not tender your Notes for purchase your conversion rights will not be affected. As a result of the Merger, you have the right to convert each $1,000 principal amount of the Notes during the Make-Whole Fundamental Change Conversion Period into cash in an amount of $1,693.98, which is the product of the Stock Price and the Conversion Rate of 56.4659 shares of Common Stock, for each $1,000 principal amount of Notes converted, subject to the terms, conditions, and adjustments specified in the Indenture and the Notes. (See Pages 8-9)

Will you have to pay taxes if you exercise your Repurchase Option or conversion rights?

The receipt of cash in exchange for Notes pursuant to your exercise of the Repurchase Option or conversion rights will be a taxable transaction for U.S. federal income tax purposes and you may be required to recognize taxable gain or loss as a result of the transaction. You should consult with your tax advisor regarding the actual tax consequences to you in light of your particular circumstances. (See Pages 14-15)

Who is the Paying Agent?

U.S. Bank National Association, the Trustee under the Indenture, is serving as Paying Agent for the Notes. Its address, telephone, and fax numbers are set forth on the front cover of this Fundamental Change Company Notice.

Who can you contact if you have questions about the Repurchase Option?

Questions and requests for assistance in connection with the Repurchase Option may be directed to John Armbruster, phone number (952) 930-6486, email John.Armbruster@AmericanMedicalSystems.com.

IMPORTANT INFORMATION CONCERNING THE REPURCHASE OPTION

Section 1.        Information Concerning the Company.

AMS is obligated to purchase the Notes that are tendered for purchase pursuant to the Repurchase Option and not validly withdrawn. We are both the “filing person” and the “subject company.”

On the effective date of the Merger, each outstanding share of Common Stock was converted into the right to receive $30.00 in cash, without interest. As a result, you have the right to convert each $1,000 principal amount of your Notes during the Make-Whole Fundamental Change Conversion Period into cash in an amount of $1,693.98, which is the product of the Stock Price and the Conversion Rate of 56.4659 shares of Common Stock, for each $1,000 principal amount of Notes converted, subject to the terms, conditions, and adjustments specified in the Indenture and the Notes.

AMS, headquartered in Minnetonka, Minnesota, is a diversified supplier of medical devices and procedures to treat incontinence, erectile dysfunction, benign prostatic hyperplasia (BPH), pelvic floor prolapse and other pelvic disorders in men and women. These disorders can significantly diminish one’s quality of life and profoundly affect social relationships. In recent years, the number of people seeking treatment has increased markedly as a result of longer lives, higher-quality-of-life expectations and greater awareness of new treatment alternatives. The Company’s products reduce or eliminate the incapacitating effects of these diseases, often through minimally invasive therapies. The Company’s products were used to treat approximately 340,000 patients in 2010.

Section 2.        Information Concerning the Notes.

The Notes were issued under the Indenture and mature on September 15, 2041. As of June 30, 2011, there were $56,018,000 aggregate principal amount of Notes outstanding. We have appointed the Trustee as Paying Agent and Conversion Agent in connection with the Notes.

2.1. The Company’s Obligation to Repurchase the Notes. Pursuant to the terms of the Notes and the Indenture, upon the occurrence of a Fundamental Change, we are obligated to purchase all Notes validly tendered for purchase by Holders, at their option, and not validly withdrawn at a purchase price equal to 100% of the principal amount of the Notes to be purchased plus accrued and unpaid interest to, but excluding, the Fundamental Change Repurchase Date.

The Merger constitutes a Fundamental Change and a Make-Whole Fundamental Change under the terms of the Indenture. In the event of a Fundamental Change at any time when any of the Notes remain outstanding, the Indenture requires us to give Holders the right to require us to purchase all of their Notes or any portion of the principal amount thereof that is equal to $1,000 or an integral multiple thereof, on the Fundamental Change Repurchase Date.

2.2 Fundamental Change Repurchase Price. Pursuant to the terms of the Indenture and the Notes, the Fundamental Change Repurchase Price to be paid by us for the Notes on the Fundamental Change Repurchase Date is equal to $1,000 per $1,000 principal amount of the Notes plus accrued and unpaid interest to, but excluding, the Fundamental Change Repurchase Date. The Fundamental Change Repurchase Date is not an Interest Payment Date under the terms of the Indenture. Accordingly, interest accrued and unpaid to, but excluding, the Fundamental Change Repurchase Date will be paid to the Holders tendering Notes for purchase on the Fundamental Change Repurchase Date. We expect that there will be accrued and unpaid interest due as part of the Fundamental Change Repurchase Price equal to $15.22 per $1,000 principal amount of the Notes. We will pay the Fundamental Change Repurchase Price in cash with respect to any and all Notes validly tendered for purchase (and not thereafter validly withdrawn) prior to 5:00 p.m., New York City time, on the Expiration Date. Notes will be accepted for purchase only in principal amounts equal to $1,000 or integral multiples thereof. Delivery of the Notes by book-entry transfer to the account maintained by the Paying Agent with the DTC is a condition to the payment of the Fundamental Change Repurchase Price to the Holder of such Notes.

The Fundamental Change Repurchase Price is based solely on the requirements of the Indenture and the Notes and does not necessarily bear any relationship to the market price of the Notes. Thus, the Fundamental Change Repurchase Price may be significantly higher or lower than the current market price of the Notes. You are urged to obtain the best available information as to potential current market prices of the Notes, to the extent available, before making a decision whether to tender your Notes for purchase.

Neither we nor our Board of Directors or employees are making any recommendation to the Holders as to whether to exercise or refrain from exercising the Repurchase Option. You must make your own decision whether to exercise the Repurchase Option and, if so, the principal amount of Notes for which to exercise the Repurchase Option based on such your assessment of the current market value of the Notes and other relevant factors.

We recommend that you also consult with your tax and financial advisors with respect to the tax consequences of exercising the Repurchase Option, including the applicability and effect of any U.S. federal, state, and local law and any non-U.S. tax consequences in light of your own particular circumstances.

2.3. Conversion Rights of the Notes. Prior to the Merger, and subject to the terms, conditions, and adjustments specified in the Indenture and the Notes, the Notes were convertible into shares of Common Stock. As a result of the Merger, and subject to the terms, conditions, and adjustments specified in the Indenture and the Notes, the Notes are convertible into cash, in an amount determined the product of the Stock Price and the Conversion Rate.

In addition, as a result of the Merger, and subject to the terms, conditions, and adjustments specified in the Indenture and the Notes, during the Make-Whole Fundamental Change Conversion Period, a Holder surrendering Notes for conversion will be entitled to an additional amount of cash upon such conversion. Based on the Make-Whole Effective Date and the Stock Price, the Conversion Rate of any Notes converted during the Make-Whole Fundamental Change Conversion Period is increased by 4.9341 shares of Common Stock to an aggregate of 56.4659 shares of Common Stock. The product of the Stock Price and the increased Conversion Rate is $1,693.98 in cash, for each $1,000 principal amount of Notes converted, subject to the terms, conditions, and adjustments specified in the Indenture and the Notes.

The Make-Whole Fundamental Change Conversion Period began on and includes June 17, 2011 and ends at 5:00 p.m., New York City time, on the Expiration Date. If a Holder does not convert such Holder’s Notes during the Make-Whole Fundamental Change Conversion Period, then such Holder will not be entitled to any increase in the Conversion Rate pursuant to the Indenture and the Notes. A Holder is only permitted to convert such Holder’s Notes subject to the terms, conditions, and adjustments specified in the Indenture and the Notes. The Paying Agent is currently acting as the Conversion Agent for the Notes.

No Notice of Conversion with respect to any Notes may be tendered by a Holder thereof if such Holder has also tendered a Fundamental Change Repurchase Notice and not validly withdrawn such Fundamental Change Repurchase Notice in accordance with Section 9.03 of the Indenture.

If you wish to convert your Notes, you should not tender your notes pursuant to the Repurchase Option.

Please refer to the Indenture for a more complete description of the conversion features of the Notes and the increase in the Conversion Rate during the Make-Whole Fundamental Change Conversion Period.

The Trustee has informed us that, as of the date of this Fundamental Change Company Notice, DTC is the sole registered Holder of the Notes, all custodians and beneficial holders of the Notes hold the Notes through DTC accounts, and there are no certificated Notes in non-global form. To convert a beneficial interest in a Note that is a Global Security, the Holder must, in addition to complying with any other rules and procedures of DTC: (1) cause there to be completed and delivered an appropriate instruction form for conversion, in accordance with the rules and procedures of DTC; (2) cause there to be delivered to the Conversion Agent, through the facilities of DTC, in accordance with the rules and procedures of DTC, the interest in the Global Security to be converted; (3) pay the amount of interest, if any, the Holder must pay in accordance with the Indenture; and (4) pay any tax or duty if required pursuant to the Indenture. The date on which a Holder delivers Notes to the Conversion Agent in accordance with the preceding sentence and the Indenture being the “Conversion Date.”

A Holder is only permitted to convert such Holder’s Notes subject to the terms, conditions, and adjustments specified in the Indenture and the Notes. Except as provided in the Notes or in Article 11 of the Indenture, we will not make any payment in cash or common stock or other adjustment for accrued and unpaid interest (including additional interest, if any) on any Notes when they are converted. If a Holder converts after the close of business on a Record Date for an interest payment but prior to the opening of business on the next succeeding Interest Payment Date, the Holder at the close of business on such Record Date will receive, on that Interest Payment Date, accrued interest on those Notes, notwithstanding the conversion of those Notes prior to that Interest Payment Date. However, at the time that such Holder surrenders Notes for conversion, such Holder must make a payment to the Company, in funds acceptable to the Company, in an amount equal to the interest payable on the next Interest Payment Date.

The preceding sentence does not apply, however, if (1) any overdue interest exists at the time of conversion with respect to the Notes being converted, but only to the extent of the amount of such overdue interest, (2) we have specified a Fundamental Change Repurchase Date that is after the relevant Record Date and on or prior to the business day immediately following the corresponding Interest Payment Date, (3) we have specified a Redemption Date that is after the relevant Record Date and on or prior to the business day immediately preceding the corresponding Interest Payment Date or (3) the Holder surrenders any Notes for conversion after 5:00 p.m., New York City time, on the Record Date for the payment of Regular Interest on September 15, 2016 or September 15, 2041.

Notes surrendered for conversion in connection with the Make-Whole Fundamental Change will be settled on the third Business Day following the Conversion Date.

2.4. Market for the Notes and the Common Stock. There currently is a limited or no established trading market for the Notes. To the extent that the Notes are traded, prices of the Notes may fluctuate widely depending on such factors as trading volume, the balance between buy and sell orders, prevailing interest rates, the market price of shares of our Common Stock, our operating results, and the market for similar Securities. A debt security with a smaller outstanding principal amount available for trading (a smaller “float”) may command a lower price and trade with greater volatility than would a comparable debt security with a larger float. Consequently, our purchase of the Notes, if any, pursuant to the Repurchase Option may reduce the float and may negatively affect the liquidity, market value, and price volatility of the Notes that remain outstanding following the Repurchase Option.

Prior to the effective date of the Merger, the Common Stock traded on the NASDAQ Global Select Market. As a result of the Merger, the Company became a wholly owned indirect subsidiary of Endo. Trading of the Common Stock on the NASDAQ Global Select Market was suspended following the close of the NASDAQ trading session on June 17, 2011, and the delisting of the Common Stock was effective on June 27, 2011. As a result, there is no longer any public trading in the Common Stock.

The Trustee has informed us that, as of the date of this Fundamental Change Company Notice, DTC is the sole registered Holder of the Notes, all custodians and beneficial holders of the Notes hold the Notes through DTC accounts, and there are no certificated Notes in non-global form. As of June 30, 2011, there were $56,018,000 aggregate principal amount of Notes outstanding.

We urge you to obtain current market information for the Notes, to the extent available, before making any decision whether to exercise or refrain from exercising the Repurchase Option.

2.5. Ranking. The Notes are unsecured senior subordinated obligations, and are effectively subordinated to any other existing or future secured indebtedness of us or any of our subsidiaries. The Notes are also structurally subordinated to any debt or other liabilities, including trade payables, of our subsidiaries that do not guarantee the Notes, including all of our foreign subsidiaries and certain of our non-significant domestic subsidiaries. The Notes are equal or senior in right of payment with all of our debt other than the senior debt.

Section 3.        Procedures to be Followed by Holders Electing to Tender Notes for Repurchase.

You will not be entitled to receive the Fundamental Change Repurchase Price for your Notes unless you validly tender (and do not thereafter validly withdraw) your Notes on or before 5:00 p.m., New York City time, on the Expiration Date. Only registered Holders are authorized to tender their Notes for purchase. You may tender some or all of your Notes; provided that Notes will be accepted for purchase only in principal amounts equal to $1,000 or integral multiples thereof.

If you do not validly tender your Notes on or before 5:00 p.m., New York City time, on the Expiration Date or if you validly withdraw tendered Notes before 5:00 p.m., New York City time, on the Expiration Date, your Notes will not be purchased and will remain outstanding subject to the existing terms of the Notes and the Indenture.

You will not be required to pay any commission to us, DTC, or the Paying Agent in connection with your Repurchase Option. However, there may be commissions you need to pay your broker in connection with the tender of the Notes.

3.1. Method of Delivery. The Trustee has informed us that, as of the date of this Fundamental Change Company Notice, all custodians and beneficial holders of the Notes hold the Notes through accounts with the DTC and that there are no certificated Notes in non-global form. Accordingly, all Notes tendered for purchase hereunder must be delivered through ATOP, subject to the terms and conditions of that system.

This Fundamental Change Company Notice constitutes the Fundamental Change Company Notice described in the Indenture and delivery of the Notes through ATOP will satisfy the Holders’ requirement to exercise the Repurchase Option. Delivery of Notes, including delivery and acceptance through ATOP, is at the election and risk of the person tendering such Notes.

3.2. Agreement to be Bound by the Terms of the Repurchase Option. By tendering Notes through the transmittal procedures of DTC, you acknowledge and agree as follows:

•	such Notes shall be purchased as of the Fundamental Change Repurchase Date pursuant to the terms and conditions specified in the Notes and in the Indenture;

•	you agree to all of the terms of this Fundamental Change Company Notice;

•	you have received this Fundamental Change Company Notice and acknowledge that this Fundamental Change Company Notice provides the notices required pursuant to the Indenture;

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upon the terms and subject to the conditions set forth in this Fundamental Change Company Notice, the Indenture, and the Notes, and effective upon the acceptance for payment thereof, you (i) irrevocably sell, assign, and transfer to us, all right, title, and interest in and to all of the Notes tendered, (ii) waive any and all rights with respect to the Notes (including, without limitation, any existing or past defaults and their consequences), (iii) release and discharge us and our directors, officers, employees, affiliates and subsidiaries and the Trustee (and the foregoing’s respective directors, officers and employees), from any and all claims you may have now, or may have in the future arising out of, or related to, the Notes that you tender for purchase, including, without limitation, any claims that you are entitled to receive additional principal or interest payments with respect to the Notes or to participate in any conversion, purchase, or defeasance of the Notes that you tender for purchase, and (iv) irrevocably constitute and appoint the Paying Agent as the true and lawful agent and attorney-in-fact of such Holder with respect to any such tendered Notes (with full knowledge that the Paying Agent also acts as agent for the Company), with full power of substitution and resubstitution (such power of attorney being deemed to be an irrevocable power coupled with an interest) to (a) transfer ownership of such Notes on the account books maintained by DTC, together with all necessary evidences of transfer and authenticity, to us, (b) present such Notes for transfer on the relevant security register and (c) receive all benefits or otherwise exercise all rights of beneficial ownership of such Notes (except that the Paying Agent will have no rights to, or control over, funds from us, except as agent for us, for the Fundamental Change Repurchase Price of any tendered Notes that are purchased by us), all in accordance with the terms set forth in this Fundamental Change Company Notice;

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you represent and warrant that you (i) own the Notes tendered and are entitled to tender such Notes and (ii) have full power and authority to tender, sell, assign, and transfer the Notes tendered hereby and that, when such Notes are accepted for purchase and payment by us, we will acquire good title thereto, free and clear of all liens, restrictions, charges and encumbrances of any kind and not subject to any adverse claim or right;

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you agree, upon request from us, to execute and deliver any additional documents deemed by the Paying Agent or us to be necessary or desirable to complete the sale, assignment, and transfer of the Notes tendered;

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you understand that all Notes properly tendered for purchase (and not thereafter withdrawn) prior to 5:00 p.m., New York City time, on the Expiration Date will be purchased at the Fundamental Change Repurchase Price, in cash, pursuant to the terms and conditions of the Indenture, the Notes, this Fundamental Change Company Notice and the related notice materials, as amended and supplemented from time to time;

•

payment for Notes purchased pursuant to this Fundamental Change Company Notice will be made by deposit of the Fundamental Change Repurchase Price for such Notes with the Paying Agent, which will act as your agent for the purpose of receiving payments from us and transmitting such payments to you;

•

tenders of Notes may be withdrawn by written notice of withdrawal delivered pursuant to the procedures set forth in the Indenture and this Fundamental Change Company Notice at any time prior to 5:00 p.m., New York City time, on the Expiration Date;

•

all authority conferred or agreed to be conferred pursuant to the terms of the Repurchase Option hereby shall survive your death or incapacity and every obligation of yours shall be binding upon your heirs, personal representatives, executors, administrators, successors, assigns, trustees in bankruptcy and other legal representatives;

•

the delivery and tender of the Notes is not effective, and the risk of loss of the Notes does not pass to the Paying Agent, until receipt by the Paying Agent of any and all evidences of authority and any other required documents in form satisfactory us; and

•

all questions as to the validity, form, eligibility (including, without limitation, time of receipt), and acceptance for payment of any tender of Notes pursuant to the procedures described in this Fundamental Change Company Notice and the form and validity (including, without limitation, time of receipt of notices of withdrawal) of all documents will be determined by us, in our sole discretion, which determination shall be final and binding on all parties.

3.3. Delivery of Notes.

Notes Held Through a Custodian. If your Notes are held by a broker, dealer, commercial bank, trust company or other nominee, you must contact such nominee if you desire to tender your Notes for purchase on your behalf through the transmittal procedures of DTC as set forth below in “Notes in Global Form” on or prior to 5:00 p.m., New York City time, on the Expiration Date.

Notes in Global Form. If you are a DTC participant, you may elect to tender your beneficial interest in the Notes to us by:

•	delivering to the Paying Agent’s account at DTC through DTC’s book-entry system your beneficial interest in the Notes on or prior to 5:00 p.m., New York City time, on the Expiration Date; and

•

electronically transmitting your acceptance through ATOP, subject to the terms and procedures of that system, on or prior to 5:00 p.m., New York City time, on the Expiration Date. Upon receipt of your acceptance through ATOP, DTC will edit and verify the acceptance and send an agent’s message to the Paying Agent for its acceptance. The term “agent’s message” means a message transmitted by DTC to, and received by, the Paying Agent, which states that DTC has received an express acknowledgment from the participant in DTC described in that agent’s message, stating the principal amount of Notes that have been tendered by such participant under the Repurchase Option and that such participant has received and agrees to be bound by the terms of the Repurchase Option, including those set forth in Section 3.2 of this Fundamental Change Company Notice.

In tendering through ATOP, the electronic instructions sent to DTC by you (or by a broker, dealer, commercial bank, trust company or other nominee on your behalf), and transmitted by DTC to the Paying Agent, will acknowledge, on behalf of DTC and you, receipt by you of, and agreement to be bound by, the terms of the Repurchase Option, including those set forth in Section 3.2 of this Fundamental Change Company Notice.

You bear the risk of untimely tender of your Notes. You must allow sufficient time for completion of the necessary DTC procedures prior to 5:00 p.m., New York City time, on the Expiration Date.

If the Paying Agent holds, in accordance with the terms of the Indenture, at 10:00 a.m., New York City time, on the Fundamental Change Repurchase Date, cash sufficient to pay the aggregate Fundamental Change Repurchase Price of all Notes that were validly tendered and not withdrawn, then on and after the Fundamental Change Repurchase Date, such Notes shall cease to be outstanding and interest on such Notes shall cease to accrue.

Section 4.        Right of Withdrawal.

Notes tendered for purchase may be withdrawn (which withdrawal must be in a principal amount of $1,000 or an integral multiple in excess thereof) at any time in sufficient time to allow DTC to withdraw those Notes prior to 5:00 p.m., New York City time, on the Expiration Date. In order to withdraw Notes, you (or your broker, dealer, commercial bank, trust company or other nominee) must comply with the withdrawal procedures of DTC. This means you must deliver, or cause to be delivered, a valid withdrawal request through ATOP from the tendering DTC participant in sufficient time to allow DTC to withdraw those Notes before 5:00 p.m., New York City time, on the Expiration Date.

We will determine all questions as to the validity, form and eligibility, including time of receipt, of notices of withdrawal.

You bear the risk of untimely withdrawal of your Notes. You must allow sufficient time for completion of the necessary DTC procedures before 5:00 p.m., New York City time, on the Expiration Date.

Section 5.        Payment for Tendered Notes.

We will, prior to 10:00 a.m., New York City time, on the Fundamental Change Repurchase Date, deposit with the Paying Agent an amount in cash (in immediately available funds) sufficient to pay the aggregate Fundamental Change Repurchase Price for all of the validly tendered Notes, and the Paying Agent will promptly thereafter cause the cash to be distributed to each record Holder that has validly delivered its Notes (and not validly withdrawn such delivery) prior to 5:00 p.m., New York City time, on the Expiration Date. Your delivery of the Notes by book-entry transfer electronically through ATOP is a condition to your receipt of the Fundamental Change Repurchase Price for such Notes.

The total amount of funds required by us to purchase all of the Notes on the Fundamental Change Repurchase Date is $56,870,593.96 (assuming that all of the Notes are validly tendered for purchase and accepted for payment). The Company will use its cash on hand for the purchase of the Notes.

Section 6.        Notes Acquired.

Any Notes repurchased by us pursuant to the Repurchase Option will be cancelled by the Trustee, pursuant to the terms of the Indenture.

Section 7.        Plans or Proposals of the Company.

Except as described in these materials or in our filings with the Securities and Exchange Commission (the “SEC”) or as previously publicly announced, we currently have no plans which would be material to your decision to exercise the Repurchase Option.

Section 8.        Interests of Directors, Executive Officers and Affiliates.

Neither we nor Endo nor Endo Pharmaceuticals Inc. (“EPI”) nor, to our knowledge, any of our, Endo’s or EPI’s executive officers or directors or any “associate” or subsidiary of any such person, has any beneficial interest in the Notes, or has engaged in any transaction in the Notes during the 60 days preceding the date of this Fundamental Change Company Notice. A list of our executive officers and directors is attached to this Fundamental Change Company Notice as Schedule A. The term “associate” is used as defined in Rule 12b-2 under the Exchange Act.

Except as described in this Fundamental Change Company Notice, neither we nor Endo nor EPI nor, to our knowledge, any of our, Endo’s or EPI’s executive officers or directors, is a party to any contract, arrangement, understanding or agreement with any other person relating, directly or indirectly, to the Repurchase Option or with respect to any of our securities, including, without limitation, any contract, arrangement, understanding, or agreement concerning the transfer or the voting of our securities, joint ventures, loan, or option arrangements, puts, or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents or authorizations.

Section 9.        Legal Matters; Regulatory Approvals.

We are not aware of any license or regulatory permit that is material to our business that might be adversely affected by the Repurchase Option, or of any approval or other action by any government or regulatory authority or agency that may be required for the acquisition of the Notes as described in this Fundamental Change Company Notice. Should any approval or other action be required, we presently intend to seek the approval or take the action. However, we cannot assure you that we would be able to obtain any required approval or take any other required action.

Section 10.        Repurchase of Notes by the Company and its Affiliates.

Effective on the date of this Fundamental Change Company Notice, we, Endo and EPI, and our, Endo’s and EPI’s affiliates, including, without limitation, our, Endo’s and EPI’s executive officers and directors, are prohibited under applicable United States federal securities laws from redeeming or purchasing Notes (or the right to repurchase Notes) other than through the Repurchase Option until at least the tenth business day after the Fundamental Change Repurchase Date. Following such time, if any Notes remain outstanding, we, Endo and EPI, and our, Endo’s and EPI’s affiliates may repurchase Notes in the open market, in private transactions, through a subsequent tender offer, or otherwise, any of which repurchases may be consummated on the same terms or on terms more or less favorable to the Holders of the Notes than the terms of the Repurchase Option, including without limitation, at repurchase prices higher or lower than the Fundamental Change Repurchase Price, or which may be paid in cash or other consideration. Any decision to repurchase Notes after the Fundamental Change Repurchase Date, if any, will depend upon many factors, including the market price of the Notes, the results of the Repurchase Option, the market price of the Notes, our business and financial position and general economic and market conditions.

Section 11.        Material United States Income Tax Considerations.

The following is a general discussion of the material U.S. federal income tax considerations relating to Holders of the Notes who exercise the Repurchase Option or conversion rights. This discussion is for general information only and does not consider all aspects of U.S. federal income taxation that may be relevant to a particular Holder in light of the Holder’s individual circumstances or to certain types of Holders subject to special tax rules, including, without limitation:

•	financial institutions,

•	broker-dealers,

•	insurance companies,

•	tax-exempt organizations,

•	dealers in securities or currencies,

•	regulated investment companies,

•	real estate investment trusts,

•	U.S. expatriates,

•	traders in securities who elect to apply a mark-to-market method of accounting,

•	persons that hold Notes as part of a “straddle,” a “hedge,” a “conversion transaction,” or other “integrated transaction,”

•	persons that acquired Notes in connection with employment or the performance of services,

•	U.S. Holders (as defined below) whose “functional currency” is not the U.S. dollar,

•	persons subject to the alternative minimum tax, and

•	S corporations, partnerships and other pass-through entities (or investors in such entities).

In addition, this discussion does not address state, local or foreign tax considerations with respect to the Repurchase Option and conversion rights or U.S. federal tax considerations other than those pertaining to income taxation. This summary assumes that U.S. Holders have held their Notes as “capital assets” within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”) (generally, property held for investment).

This summary is based on the Code and applicable Treasury regulations, rulings, administrative pronouncements and judicial decisions in effect as of the date hereof, all of which are subject to change, perhaps retroactively, so as to result in U.S. federal income tax considerations that are different from those discussed below. The Company has not obtained, and does not intend to obtain, a ruling from the Internal Revenue Service (“IRS”) with respect to the U.S. federal income tax considerations described herein and, as a result, there can be no assurance that the IRS will not challenge one or more of the tax consequences described herein and that a court would not agree with the IRS.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of Notes that for U.S. federal income tax purposes is: (i) an individual who is a citizen or resident of the United States; (ii) a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the United States, any state thereof or the District of Columbia; (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust that is subject to the primary supervision of a U.S. court and the control of one or more United States persons, or that has a valid election in effect under the applicable Treasury regulations to be treated as a United States person under the Code.

For purposes of this discussion, a “Non-U.S. Holder” is a beneficial owner of a Note (other than a partnership or other entity treated as a partnership for U.S. federal income tax purposes) that for U.S. federal income tax purposes is not a U.S. Holder.

If a partnership or other entity treated as a partnership for U.S. federal income tax purposes holds a Note, the U.S. federal income tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Any partners of a partnership holding the Notes should consult their tax advisors.

U.S. Holders

If you are a U.S. Holder, your receipt of cash in exchange for your Notes pursuant to the exercise of the Repurchase Option or the conversion rights will generally result in taxable gain or loss to you equal to the difference between (i) the amount realized on the sale and (ii) your adjusted tax basis in the Notes surrendered.

Because, under the Indenture, you agreed when you acquired the Notes to treat such Notes as subject to the special rules regarding contingent payment debt instruments, your adjusted tax basis in the Notes will generally be equal to your original purchase price for the Notes, increased by any interest income previously accrued by you (determined without regard to any adjustments to interest accruals that arise because projected payments differ from the actual amounts paid) and by the amount of any deemed distribution includible by the U.S. Holder pursuant to a prior change in the conversion rate of the Notes, decreased by the amount of any noncontingent payments and the projected amount of any contingent payments that have previously been made on the Notes, and increased or decreased by the amount of any positive or negative adjustment, respectively, that you are required to make because of differences between your tax basis and the adjusted issue price of the Notes.

U.S. Holders that acquired their Notes at their original issuance in the exchange offer (the “Exchange Offer”) by the Company pursuant to the terms and subject to the conditions set forth in the prospectus dated September 8, 2009 (the “Exchange Offer Prospectus”) should see the information provided under the heading “United States federal income tax consequences” in the Exchange Offer Prospectus for purposes of determining their adjusted tax basis in the Notes. U.S. Holders that acquired their Notes in the Exchange Offer should consult their tax advisors regarding the tax consequences to them of the exercise of the Repurchase Option or conversion rights under the Notes.

Any negative adjustment that you have not taken into account in prior years generally will be carried forward and reduce your amount realized upon the receipt of cash pursuant to your exercise of the Repurchase Option or conversion rights under the Notes.

Gain recognized upon a sale of Notes pursuant to the exercise of the Repurchase Option will generally be treated as ordinary interest income; any loss will generally be ordinary loss to the extent the interest previously included in income exceeds the total net negative adjustments previously taken into account as ordinary losses, and thereafter, capital loss (which will be long-term if you held your Notes for more than one year). The deductibility of capital losses is subject to limitations.

The contingent payment debt instrument regulations are complex. You should consult your tax advisor regarding the accrual of interest, any positive and negative adjustments, and the calculation of adjusted tax basis with respect to your Notes.

Non-U.S. Holders

We generally will not be required to deduct U.S. withholding tax from cash paid to you in exchange for your Notes pursuant to your exercise of the Repurchase Option or the conversion rights if:

•	you do not actually or constructively own 10% or more of the total combined voting power of all classes of our stock entitled to vote;

•	you are not a controlled foreign corporation that is related, directly or indirectly, to us through stock ownership;

•	you are not a bank receiving certain types of interest;

•

either (i) you provide your name and address, and certify, under penalties of perjury, that you are not a United States person (which certification may be made on IRS Form W-8BEN (or successor form)), or (ii) you hold your Notes through certain intermediaries, and you and the intermediaries satisfy the certification requirements of applicable United States Treasury regulations; and

•	we are not a “United States real property holding corporation” with in the meaning of Section 897 of the Code during the applicable period.

We believe that we have not been, and we do not anticipate becoming, a “United States real property holding corporation” for U.S. federal income tax purposes.

If you cannot satisfy the requirements above, the 30% U.S. withholding tax generally will apply, unless (i) you are eligible for the benefits of an applicable United States income tax treaty that would reduce or eliminate such withholding tax and you provide a properly completed IRS Form W-8BEN (or successor form) claiming either a partial reduction or complete exemption from such withholding tax under such treaty or (ii) your receipt of cash for the Notes is effectively connected with the conduct of a U.S. trade or business by you and you provide a properly completed IRS Form W-8ECI (or successor form).

If the amounts paid to you in exchange for your Notes pursuant to your exercise of the Repurchase Option or the conversion rights are effectively connected to your conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, you maintain a permanent establishment in the United States to which such income is attributable), such amounts would be exempt from the 30% U.S. federal withholding tax (provided you furnish the proper documentation). However, in that case, any gain recognized by you with respect to the Notes will generally be subject to U.S. federal income tax on a net income basis in the same manner as if you were a U.S. Holder.

Information Reporting and Backup Withholding

        If you are a U.S. Holder, you may be subject to certain information reporting requirements (unless you are an exempt recipient) with respect to the cash received pursuant to your exercise of the Repurchase Option or conversion rights. In addition, you may be subject to backup withholding with respect to the receipt of cash in exchange for a Note unless you provide us, on a properly completed IRS Form W-9 (or successor form), your correct taxpayer identification number (“TIN”) and certify that you are a United States person, the TIN is correct and you are not currently subject to backup withholding. You should consult your tax advisors as to your qualification for exemption from backup withholding and the procedure for obtaining such exemption. Backup withholding is not an additional tax. Any amounts withheld from payments made to you under the backup withholding rules generally will be creditable against your U.S. federal income tax liability and may entitle you to a refund, provided that the requisite information is timely provided to the IRS.

In general, such information reporting and backup withholding will not apply to you if you are a Non-U.S. Holder, provided that we do not have a reason to know that you are a United States person and you have provided a properly executed appropriate IRS Form W-8 (or successor form) certifying, under penalties of perjury, that you are not a United States person.

THE DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION PURPOSES ONLY. ALL HOLDERS ARE ENCOURAGED TO CONSULT THEIR TAX ADVISORS TO DETERMINE THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE EXERCISE OF THE REPURCHASE OPTION OR THE CONVERSION RIGHTS IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES, AS WELL AS THE TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR FOREIGN TAX LAWS OR UNDER ANY U.S. FEDERAL TAX LAWS OTHER THAN THOSE PERTAINING TO THE INCOME TAX.

Section 12.        Additional Information.

This Fundamental Change Company Notice is part of a Tender Offer Statement on Schedule TO that we have filed with the SEC. This Fundamental Change Company Notice does not contain all of the information contained in the Schedule TO and the exhibits to the Schedule TO. We recommend that you review the Schedule TO, including its exhibits, and the following materials that we have filed with the SEC before making a decision as to whether to exercise or refrain from exercising the Repurchase Option:

•	the Company’s annual report on Form 10-K for the year ended January 1, 2011, filed with the SEC on February 25, 2011 (file no. 000-30733);

•	the Company’s quarterly report on Form 10-Q for the quarter ended April 2, 2011, filed with the SEC on May 12, 2011 (file no. 000-30733);

•	the Company’s current reports on Form 8-K, filed with the SEC on April 12, 2011, April 18, 2011, May 3, 2011, May 27, 2011, June 2, 2011, June 16, 2011 and June 20, 2011 (file no. 000-30733);

•

the description of the Common Stock and related rights set forth in the Company’s registration statements on Form 8-A filed with the SEC on May 31, 2000 and any documents subsequently filed that amend such description (file no. 000-30733); and

•	the Indenture filed as an exhibit to the Company’s current report on Form 8-K, filed with the SEC on September 22, 2009 (file no. 000-30733); and

•	future filings the Company makes with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, on or after the date of this notice.

We also recommend that you review all documents filed by us with the SEC pursuant to Sections 13(a), 13(c), 14, and 15(d) of the Exchange Act subsequent to the date of this Fundamental Change Company Notice and before 5:00 p.m., New York City time, on the Expiration Date. Notwithstanding the foregoing, information furnished but not filed in any current report on Form 8-K, including the related exhibits, is not deemed referenced herein. You should not assume that the information contained in any of our filings is accurate as of any date other than the date of such filing.

These filings, our other annual, quarterly, and current reports, our proxy statements and our other SEC filings may be examined, and copies may be obtained, at the SEC’s public reference room at 100 F Street N.E., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. Our SEC filings also are available to the public on the SEC’s Internet site at www.sec.gov.

Each person to whom a copy of this Fundamental Change Company Notice is delivered may obtain a copy of any or all of the documents to which we have referred you, other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents, at no cost, by writing or calling us at 10700 Bren Road West, Minnetonka, Minnesota 55343, telephone number (952) 930-6000, Attention: Investor Relations.

As you read the documents listed above, you may find some inconsistencies in information from one document to another. If you find inconsistencies between the documents, or between a document and this Fundamental Change Company Notice, you should rely on the statements made in the most recent document.

In making your decision as to whether to exercise the Repurchase Option, you should read the information about us contained in this Fundamental Change Company Notice together with the information contained in the documents to which we have referred you.

Section 13.        No Solicitations.

We have not employed or retained any persons to make solicitations or recommendations to Holders in connection with the Repurchase Option.

Section 14.        Definitions.

All capitalized terms used but not specifically defined herein shall have the meanings given to such terms in the Indenture.

Section 15.        Conflicts.

In the event of any conflict between this Fundamental Change Company Notice on the one hand and the terms of the Indenture or any applicable laws on the other hand, the terms of the Indenture or applicable laws, as the case may be, will control.

Neither we nor our Board of Directors or our employees are making any recommendation to any Holder as to whether to exercise or refrain from exercising the Repurchase Option. You must make your own decision whether to exercise the Repurchase Option and, if so, the principal amount of Notes for which to exercise the Repurchase Option based on your own assessment of current market value and other relevant factors.

July 1, 2011	AMERICAN MEDICAL SYSTEMS HOLDINGS, INC.

SCHEDULE A

BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the names of each of the members of our board of directors and each of our executive officers.

Name	Position(s)

David P. Holveck	Chief Executive Officer and Director
Anthony P. Bihl, III	Group President and Director
Julie H. McHugh	Director
Alan G. Levin	Executive Vice President, Chief Financial Officer and Director
Ivan P. Gergel, M.D.	Director
Caroline B. Manogue	Executive Vice President, Chief Legal Officer and Secretary
Mark A. Heggestad	Executive Vice President, Finance
Karen C. Adler	Senior Vice President, Finance and Treasurer
Whitney D. Erickson	Senior Vice President & General Manager Men’s Health
Maximillian D. Fiore	Senior Vice President and Chief Technology Officer
Jeanne M. Forneris	Senior Vice President, Legal
Joe W. Martin	Senior Vice President and General Manager BPH Therapy
John F. Nealon	Senior Vice President and General Manager Women’s Health
Randall R. Ross	Senior Vice President, Human Resources
Thomas K. Rasmussen	Vice President Minnetonka Operations & Worldwide Logistics
Michael E. Ryan	Vice President and General Manager APLAC
Richard D. Staples	Vice President, US Sales
Deanna Voss	Assistant Secretary

The business address of each person listed in the table above is c/o American Medical Systems Holdings, Inc., 10700 Bren Road West, Minnetonka, Minnesota 55343.

A-18